Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Results of the Sibanye-Stillwater Annual General Meeting (AGM)

Johannesburg, 28 May 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's AGM held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning with the exception of the non-binding Ordinary Resolution number 13.

The number of shares voted in person or by proxy was 2,202,970,456 representing 77.83% of Sibanye-Stillwater's 2,830,567,264 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those that abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted	% of Shares voted (2)	% of Shares abstained (2)
Ordinary Resolution 1 – Re-appointment of auditors and Individual Auditor	99.70%	0.30%	2,198,606,384	77.67%	0.16%
Ordinary Resolution 2 – Election of a director: PFM Boisseau	99.21%	0.79%	2,197,654,803	77.64%	0.19%
Ordinary Resolution 3 – Re-election of a director: RP Menell	92.46%	7.54%	2,197,711,031	77.64%	0.19%
Ordinary Resolution 4 – Re-election of a director: JS Vilakazi	93.07%	6.93%	2,197,629,627	77.64%	0.19%
Ordinary Resolution 5 – Re-election of a director: EJ Dorward-King	96.50%	3.50%	2,197,705,815	77.64%	0.19%
Ordinary Resolution 6 – Election of a member and Chair of the Audit Committee: KA Rayner	94.35%	5.65%	2,197,624,599	77.64%	0.19%
Ordinary Resolution 7 – Election of a member of the Audit Committee: TJ Cumming	95.72%	4.28%	2,197,683,535	77.64%	0.19%
Ordinary Resolution 8 – Election of a member of the Audit Committee: RP Menell	95.55%	4.45%	2,197,667,247	77.64%	0.19%

Ordinary Resolution 9 – Election of a member of the Audit Committee: SV Zilwa	99.11%	0.89%	2,195,097,513	77.55%	0.28%
Ordinary Resolution 10 – Approval for the issue of authorised but unissued ordinary shares	92.16%	7.84%	2,201,470,831	77.77%	0.06%
Ordinary Resolution 11 – Approval for the issuing of equity securities for cash	92.27%	7.73%	2,201,422,875	77.77%	0.06%
Ordinary Resolution 12 – Non-binding advisory vote on Remuneration policy	96.85%	3.15%	2,199,629,218	77.71%	0.12%
Ordinary Resolution 13 – Non-binding advisory vote on Remuneration Implementation Report *	74.92%	25.08%	2,199,606,587	77.71%	0.12%
Special Resolution 1 – Approval for the annual retainer fees of non-executive directors resident in Africa	98.16%	1.84%	2,194,894,943	77.54%	0.29%
Special Resolution 2 – Approval for the annual retainer fees of non-executive directors resident outside of Africa	98.18%	1.82%	2,194,816,111	77.54%	0.29%
Special Resolution 3 – Approval for fees applicable to additional Ad Hoc Committee and Board meetings	92.93%	7.07%	2,194,834,519	77.54%	0.29%
Special Resolution 4 – Approval of Travel Fee	98.23%	1.77%	2,191,743,205	77.43%	0.40%
Special Resolution 5 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	98.77%	1.23%	2,191,735,591	77.43%	0.40%
Special Resolution 6 – Acquisition of the Company's own shares and American depository shares	78.39%	21.61%	2,201,192,549	77.77%	0.07%

Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

*** Engagement with Shareholders regarding Sibanye-Stillwater's Remuneration Implementation Report (Ordinary resolution 13)**:

Due to more than 25% of the voting rights exercised voted against the Company's Remuneration Implementation Report, dissenting shareholders are hereby invited, in line with the King IV Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(j) of the JSE Listings Requirements, to raise any concerns and recommendations by email with the Company from the date of this AGM results announcement up to and including 30 June 2024.

The Company, through the Remuneration committee, will address all legitimate objections and concerns raised in writing, and if required, engage further with shareholders. Feedback on the outcome of the process will be reported in terms of the applicable JSE Listing Requirements.

Shareholders who wish to participate in this process are requested to email the Group company secretary, Lerato Matlosa, via email at lerato.matlosa@sibanyestillwater.com.

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).